Exhibit 99.1

EXPLANATORY NOTE

MCE Finance Limited’s Quarterly Report

for the Three and Six Months Ended June 30, 2013

This quarterly report serves to provide Holders of MCE Finance Limited’s US$1,000,000,000 5.00% senior notes due 2021 (the “2013 Senior Notes”) with MCE Finance Limited’s unaudited condensed consolidated financial statements, comprising condensed consolidated balance sheets, condensed consolidated statements of operations and condensed consolidated statements of cash flows, for the three and six months ended June 30, 2013, together with related information, pursuant to the terms of the indenture, dated February 7, 2013, relating to the 2013 Senior Notes. MCE Finance Limited is a wholly owned subsidiary of Melco Crown Entertainment Limited.

MCE Finance Limited

Report for the Second Quarter of 2013

TABLE OF CONTENTS

INTRODUCTION	1

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	3

GLOSSARY	4

EXCHANGE RATE INFORMATION	6

FINANCIAL CONDITION AND RESULTS OF OPERATIONS	7

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	F-1

INTRODUCTION

In this quarterly report, unless otherwise indicated:

•	“2010 Senior Notes” refers to the Initial Notes and the Exchange Notes, collectively, which were fully redeemed on March 28, 2013;

•

“2011 Credit Facilities” refers to the credit facilities entered into pursuant to an amendment agreement dated June 22, 2011 between, among others, Melco Crown Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent, comprising a term loan facility and a revolving credit facility, for a total amount of HK$9.36 billion (equivalent to approximately US$1.2 billion), and which reduce and remove certain restrictions in the City of Dreams Project Facility;

•	“2013 Senior Notes” refers to the US$1,000,000,000 5.00% senior notes due 2021 issued by MCE Finance Limited on February 7, 2013;

•	“Altira Developments Limited” refers to the Macau company through which we hold the land and building for Altira Macau;

•	“Altira Macau” refers to an integrated casino and hotel development that caters to Asian rolling chip customers, which opened in May 2007 and owned by Altira Developments Limited;

•

“City of Dreams” refers to an integrated resort located on two adjacent pieces of land in Cotai, Macau, which opened in June 2009, and currently features a casino areas and three luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues, and owned by Melco Crown (COD) Developments Limited;

•

“City of Dreams Project Facility” refers to the project facility dated September 5, 2007 entered into between, amongst others, Melco Crown Macau as borrower and certain other subsidiaries as guarantors, for a total sum of US$1.75 billion for the purposes of financing, among other things, certain project costs of City of Dreams, as amended and supplemented from time to time;

•	“Cotai” refers to an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“Exchange Notes” refers to approximately 99.96% of the Initial Notes which were, on December 27, 2010, exchanged for 10.25% senior notes due 2018, registered under the Securities Act of 1933;

•	“Initial Notes” refers to the US$600 million aggregate principal amount of 10.25% senior notes due 2018 issued by our company on May 17, 2010 and fully redeemed on March 28, 2013;

•	“Macau” and “Macau SAR” refer to the Macau Special Administrative Region of the People’s Republic of China;

•

“Melco Crown Macau” refers to our subsidiary, Melco Crown (Macau) Limited (formerly known as “Melco Crown Gaming (Macau) Limited” or “Melco PBL Gaming (Macau) Limited”), a Macau company and the holder of our gaming subconcession;

•	“Melco Crown (COD) Developments Limited” refers to the Macau company through which we hold the land and buildings for City of Dreams;

•

“Mocha Clubs” collectively refers to clubs with gaming machines, the first of which opened in September 2003, and are now the largest non-casino based operations of electronic gaming machines in Macau, and operated by Melco Crown Macau;

•	“Parent” refers to Melco Crown Entertainment Limited, a Cayman Islands exempted company with limited liability;

•	“Patacas” and “MOP” refer to the legal currency of Macau;

•	“US$” and “U.S. dollars” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the accounting principles generally accepted in the United States; and

•	“we”, “us”, “our company” and “our” refer to MCE Finance Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This quarterly report includes our unaudited condensed consolidated financial statements for the three and six months ended June 30, 2013.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Moreover, because we operate in a heavily regulated and evolving industry, may become highly leveraged, and operate in Macau, a market that has recently experienced extremely rapid growth and intense competition, new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions.

The forward-looking statements made in this quarterly report relate only to events or information as of the date on which the statements are made in this quarterly report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this quarterly report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“average daily rate” or “ADR”	calculated by dividing total room revenues (less service charges, if any) by total rooms occupied, i.e., average price of occupied rooms per day

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that are deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chips, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“gaming machine handle (volume)”	the total amount wagered in gaming machines

“gaming promoter” or “junket representative”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator, and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming operator

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and slot machines played on public mass gaming floors by mass market patrons for cash stakes that are typically lower than those in the rolling chip segment

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“premium direct player”	a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through direct marketing efforts and relationships with the gaming operator

“rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who is primarily a VIP player and typically receives various forms of complimentary services from the gaming promoters or concessionaires or subconcessionaires

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts and commissions) as a percentage of rolling chip volume

“slot machine”	traditional gaming machine operated by a single player and electronic multiple-player gaming machines

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, a subconcessionaire and the Macau government, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues

“VIP gaming room” or “VIP gaming area”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

“wet stage performance theater”	the approximately 2,000-seat theater specifically designed to stage The House of Dancing Water show

EXCHANGE RATE INFORMATION

Although we will have certain expenses and revenues denominated in Patacas, our revenues and expenses will be denominated predominantly in H.K. dollars and in connection with a portion of our indebtedness and certain expenses, U.S. dollars. Unless otherwise noted, all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars in this quarterly report were made at a rate of HK$7.78 to US$1.00.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate, and it, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The noon buying rate on June 28, 2013 in New York City for cable transfers in H.K. dollar per U.S. dollar, as certified for customs purposes by the H.10 weekly statistical release of the Federal Reserve Board of the United States, or the Federal Reserve Board, was HK$7.7560 to US$1.00. On August 16, 2013, the noon buying rate was HK$7.7542 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or H.K. dollars, as the case may be, at any particular rate or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Patacas to U.S. dollars in this quarterly report were made at the exchange rate of MOP8.0134 = US$1.00. The Federal Reserve Board does not certify for customs purposes a noon buying rate for cable transfers in Patacas.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with our unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The historical results are not necessarily indicative of the results of operations to be expected in the future. Certain statements in this “Financial Condition and Results of Operations” are forward-looking statements.

Summary of Financial Results

For the second quarter of 2013, our total net revenues were US$1.30 billion, an increase of 38.0% from US$941.0 million of net revenues for the second quarter of 2012. Net income for the second quarter of 2013 was US$219.6 million, as compared to US$93.8 million for the second quarter of 2012. The increase in net revenue was primarily attributable to higher group-wide rolling chip revenues and mass market gross gaming revenues.

Net income for the second quarter of 2013 was US$219.6 million, compared with net income of US$93.8 million in the second quarter of 2012. The year-over-year increase in net income was primarily attributable to the strong group-wide operating performance and reduced interest expenses following the refinancing of the 2010 Senior Notes with the 2013 Senior Notes and the repayment of revolving credit facility under the 2011 Credit Facilities in the first quarter of 2013.

The following summarizes the results of our operations:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
	(In thousands of US$)
Net revenues	$1,299,026	$941,023	$2,453,077	$1,977,940
Total operating costs and expenses	$(1,059,598)	$(824,378)	$(2,026,104)	$(1,707,802)
Operating income	$239,428	$116,645	$426,973	$270,138
Net income	$219,572	$93,830	$322,969	$227,187

Results of Operations

City of Dreams Second Quarter Results

For the second quarter of 2013, net revenue at City of Dreams was US$968.0 million compared to US$685.0 million in the second quarter of 2012. The strong year-over-year improvement in net revenue was primarily a result of substantial growth in mass market table games volumes and an improved mass market table games hold percentage together with strong growth in rolling chip volumes and a higher rolling chip win rate.

Rolling chip volume totaled US$24.8 billion for the second quarter of 2013, up 29.8% from US$19.1 billion in the second quarter of 2012, and the rolling chip win rate was 3.1% in the second quarter of 2013 versus 3.0% in the second quarter of 2012. The expected rolling chip win rate range is 2.7%–3.0%.

Mass market table games drop increased 34.9% to US$1,109.9 million compared with US$822.5 million in the second quarter of 2012. The mass market table games hold percentage was 32.8% in the second quarter of 2013, an increase from 29.0% in the same period last year.

Slot handle for the second quarter of 2013 was US$1,196.2 million, up 64.4% from US$727.8 million generated in the second quarter of 2012.

Total non-gaming revenue at City of Dreams in the second quarter of 2013 was US$63.1 million, up from US$56.5 million in the second quarter of 2012. Occupancy per available room in the second quarter of 2013 was 97% versus 90% in the second quarter of 2012. The average daily rate (“ADR”) in the second quarter of 2013 was US$188 per occupied room, which compares with US$181 in the second quarter of 2012.

Altira Macau Second Quarter Results

For the second quarter of 2013, net revenue at Altira Macau was US$279.0 million versus US$208.6 million in the second quarter of 2012. The improvement in net revenue was primarily a result of stronger group-wide rolling chip volumes and a higher win rate.

Rolling chip volume totaled US$11.8 billion in the second quarter of 2013 versus US$10.2 billion in the second quarter of 2012. In the second quarter of 2013, the rolling chip win rate was 3.0%, as compared to 2.7% for the same period a year ago. The expected rolling chip win rate range is 2.7%–3.0%.

In the mass market table games segment, drop totaled US$172.1 million in the second quarter of 2013, an increase of 23.8% from US$139.0 million generated in the comparable period in 2012. The mass market table games hold percentage was 15.5% in the second quarter of 2013 compared with 17.7% in the second quarter of last year.

Total non-gaming revenue at Altira Macau in the second quarter of 2013 was US$9.3 million, up from US$8.2 million in the second quarter of 2012. Occupancy per available room in the second quarter of 2013 was 98%, as compared with 97% with the comparable period in 2012. ADR was US$229 per occupied room, compared to US$218 in the second quarter of 2012.

Mocha Clubs Second Quarter Results

Net revenue from Mocha Clubs totaled US$37.2 million in the second quarter of 2013, up 5.9% from US$35.1 million in the second quarter of 2012.

The number of gaming machines in operation at Mocha Clubs averaged approximately 2,000 in the second quarter of 2013, compared to approximately 2,100 in the comparable period in 2012. The net win per gaming machine per day was US$207 in the second quarter of 2013, as compared with US$181 in the same period in 2012, an increase of 14.4%.

Other Factors Affecting Earnings

Total non-operating expense for the second quarter of 2013 was US$19.5 million, which mainly included US$14.7 million in net interest expense and other finance costs of US$4.7 million, as compared to a total non-operating expense of US$23.0 million for the second quarter of 2012, which mainly included US$20.0 million in net interest expense and other finance costs of US$2.6 million. The year-on-year decrease in non-operating expenses of US$3.5 million was predominantly due to reduced interest expenses following the refinancing of the 2010 Senior Notes with the 2013 Senior Notes and the repayment of revolving credit facility under the 2011 Credit Facilities in the first quarter of 2013.

Depreciation and amortization costs of US$83.8 million were recorded in the second quarter of 2013, of which US$14.3 million was related to the amortization of our gaming sub-concession and US$5.2 million was related to the amortization of land use rights.

Six Months’ Results

For the six months ended June 30, 2013, our total net revenue was US$2.45 billion compared to US$1.98 billion for the six months ended June 30, 2012. The year-over-year increase in net revenue was primarily driven by substantially improved group-wide mass table games and rolling chip revenue.

Net income for the first six months of 2013 was US$323.0 million, compared with net income of US$227.2 million in the comparable period of 2012. The year-over-year improvements in net income was primarily attributable to the significant increase in mass table games revenues together with strict cost control focus and higher rolling chip volumes, partially offset by a lower group-wide rolling chip win rate as well as a one-off charge on the extinguishment and modification of debt relating to the refinancing of the 2010 Senior Notes with the 2013 Senior Notes.

Liquidity and Capital Resources

We have relied and intend to rely on our cash generated from our operations and our debt and equity financings to meet our financing needs and repay our indebtedness, as the case may be.

As of June 30, 2013, we held cash and cash equivalents of approximately US$1,530.8 million and HK$3.12 billion (equivalent to approximately US$401.1 million) of the 2011 Credit Facilities remained available for future drawdown.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
	(In thousands of US$)
Net cash provided by operating activities	$369,250	$100,386	$589,844	$345,604
Net cash used in investing activities	(101,826)	(28,759)	(643,953)	(112,328)
Net cash (used in) provided by financing activities	(1,293)	2,888	67,955	5,517

Net increase in cash and cash equivalents	266,131	74,515	13,846	238,793
Cash and cash equivalents at beginning of period	1,264,667	1,178,311	1,516,952	1,014,033

Cash and cash equivalents at end of period	$1,530,798	$1,252,826	$1,530,798	$1,252,826

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable with VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business, including mass market table games play, slot machine play, food and beverage, and entertainment, conducted primarily on a cash basis.

Net cash provided by operating activities was US$369.3 million for the second quarter of 2013, compared to US$100.4 million for the second quarter of 2012. While net cash provided by operating activities was US$589.8 million for the six months ended June 30, 2013, compared to US$345.6 million for the six months ended June 30, 2012. The year-over-year increase in net cash provided by operating activities for both periods were mainly attributable to strong growth in underlying operating performance as described in the foregoing section.

Investing Activities

Net cash used in investing activities was US$101.8 million for the second quarter of 2013, compared to net cash used in investing activities of US$28.8 million for the second quarter of 2012.

Our advance to the Parent amounted to US$83.7 million for the second quarter of 2013. There was no such advance for the second quarter of 2012.

Our total capital expenditure payments for the second quarter of 2013 were US$17.6 million, as compared to US$25.9 million for the second quarter of 2012. Such capital expenditures for both periods were mainly associated with enhancements to our integrated resort offerings.

Net cash used in investing activities was US$644.0 million for the six months ended June 30, 2013, compared to net cash used in investing activities of US$112.3 million for the six months ended June 30, 2012.

Our advance to the Parent amounted to US$585.2 million and US$50.0 million for the six months ended June 30, 2013 and 2012, respectively.

Our total capital expenditure payments for the six months ended June 30, 2013 were US$46.1 million, as compared to US$48.1 million for the comparable period in 2012. Such capital expenditures for both periods were mainly associated with enhancements to our integrated resort offerings. We also paid US$8.3 million for the scheduled installment of City of Dreams’ land premium payment for the six months ended June 30, 2013, compared to US$7.9 million for the six months ended June 30, 2012.

Financing Activities

Net cash used in financing activities amounted to US$1.3 million for the second quarter of 2013 primarily represented the payment of debt issuance cost associated with 2013 Senior Notes.

Net cash provided by financing activities amounted to US$2.9 million for the second quarter of 2012, primarily due to the advance from the Parent of US$2.5 million.

Net cash provided by financing activities amounted to US$68.0 million for the six months ended June 30, 2013, primarily from proceeds of the issuance of 2013 Senior Notes of US$1.0 billion, partially offset by the early redemption of 2010 Senior Notes of US$600.0 million and the associated redemption costs of US$102.5 million, the repayment of the drawn revolving credit facility under 2011 Credit facilities of US$212.5 million, and the payment of debt issuance cost associated with 2013 Senior Notes of US$17.1 million.

Net cash provided by financing activities amounted to US$5.5 million for the six months ended June 30, 2012, primarily due to the advance from the Parent of US$5.0 million.

Indebtedness

The following table presents a summary of our indebtedness as of June 30, 2013:

As of June 30,
2013
(In thousands of US$)
2011 Credit Facilities	$802,241
2013 Senior Notes	1,000,000

$1,802,241

There was no change in our indebtedness as of June 30, 2013 as compared to March 31, 2013.

MCE Finance Limited

Index To Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2013

Page

Unaudited MCE Finance Limited Condensed Consolidated Financial Statements	F-2

Unaudited MCE Finance Limited - Restricted Subsidiaries Group Condensed Consolidated Financial Statements	F-5

Unaudited Reconciliation of Financial Condition and Results of Operations of MCE Finance Limited - Restricted Subsidiaries Group to MCE Finance Limited	F-8

MCE Finance Limited

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	June 30, 2013	December 31, 2012
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,530,798	$1,516,952
Accounts receivable, net	295,074	320,929
Amounts due from affiliated companies	279,159	263,123
Inventories	17,704	16,576
Prepaid expenses and other current assets	36,633	32,465

Total current assets	2,159,368	2,150,045

PROPERTY AND EQUIPMENT, NET	2,277,129	2,343,180
GAMING SUBCONCESSION, NET	513,649	542,268
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	63,519	65,437
DEFERRED FINANCING COSTS	100,208	42,957
LAND USE RIGHTS, NET	406,938	391,419

TOTAL ASSETS	$5,606,946	$5,621,441

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$9,690	$13,745
Accrued expenses and other current liabilities	732,255	692,551
Income tax payable	5	5
Current portion of long-term debt	256,717	128,359
Amount due to shareholder	19,506	18,864
Amounts due to affiliated companies	11,970	13,094

Total current liabilities	1,030,143	866,618

LONG-TERM DEBT	1,545,524	1,480,337
OTHER LONG-TERM LIABILITIES	6,130	5,800
DEFERRED TAX LIABILITIES	16,621	16,498
LAND USE RIGHT PAYABLE	14,608	—
ADVANCE FROM SHAREHOLDER	170,876	752,113

SHAREHOLDER’S EQUITY
Ordinary shares(1)	—	—
Additional paid-in capital	2,261,725	2,261,725
Accumulated other comprehensive income	2,635	2,635
Retained earnings	558,684	235,715

Total shareholder’s equity	2,823,044	2,500,075

TOTAL LIABILITIES AND EQUITY	$5,606,946	$5,621,441

(1)	The authorized share capital of MCE Finance Limited was 5,000,000 shares of US$0.01 par value per share, as of June 30, 2013 and December 31, 2012, 1,202 shares of US$0.01 par value per share were issued and fully paid.

MCE Finance Limited

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
OPERATING REVENUES
Casino	$1,263,336	$905,962	$2,373,779	$1,896,834
Rooms	31,686	28,264	62,879	58,054
Food and beverage	18,453	15,999	38,713	33,415
Entertainment, retail and others	26,261	23,142	57,528	53,850

Gross revenues	1,339,736	973,367	2,532,899	2,042,153
Less: promotional allowances	(40,710)	(32,344)	(79,822)	(64,213)

Net revenues	1,299,026	941,023	2,453,077	1,977,940

OPERATING COSTS AND EXPENSES
Casino	(882,506)	(658,384)	(1,672,601)	(1,361,314)
Rooms	(2,881)	(3,456)	(6,009)	(7,586)
Food and beverage	(6,008)	(6,597)	(14,025)	(14,749)
Entertainment, retail and others	(15,089)	(16,416)	(31,068)	(30,764)
General and administrative	(65,465)	(53,120)	(132,222)	(117,735)
Pre-opening costs	(370)	(1,620)	(370)	(2,147)
Amortization of gaming subconcession	(14,310)	(14,310)	(28,619)	(28,619)
Amortization of land use rights	(5,232)	(4,913)	(10,274)	(9,826)
Depreciation and amortization	(64,264)	(65,115)	(127,219)	(131,446)
Property charges and others	(3,473)	(447)	(3,697)	(3,616)

Total operating costs and expenses	(1,059,598)	(824,378)	(2,026,104)	(1,707,802)

OPERATING INCOME	239,428	116,645	426,973	270,138

NON-OPERATING EXPENSES
Interest expenses, net	(14,713)	(20,027)	(32,578)	(40,164)
Other finance costs	(4,687)	(2,566)	(8,513)	(5,116)
Change in fair value of interest rate swap agreements	—	—	—	363
Foreign exchange (loss) gain, net	(138)	(418)	(1,996)	1,660
Loss on extinguishment of debt	—	—	(50,256)	—
Costs associated with debt modification	—	—	(10,538)	—

Total non-operating expenses	(19,538)	(23,011)	(103,881)	(43,257)

INCOME BEFORE INCOME TAX	219,890	93,634	323,092	226,881
INCOME TAX (EXPENSE) CREDIT	(318)	196	(123)	306

NET INCOME	$219,572	$93,830	$322,969	$227,187

MCE Finance Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by operating activities	$369,250	$100,386	$589,844	$345,604

CASH FLOWS FROM INVESTING ACTIVITIES
Advance to shareholder	(83,676)	—	(585,176)	(50,000)
Payment for acquisition of property and equipment	(17,589)	(25,949)	(46,131)	(48,123)
Payment for land use right	—	—	(8,281)	(7,882)
Deposits for acquisition of property and equipment	(588)	(1,644)	(2,311)	(5,226)
Payment for entertainment production costs	(75)	(1,170)	(2,177)	(1,180)
Proceeds from sale of property and equipment	102	4	123	83

Net cash used in investing activities	(101,826)	(28,759)	(643,953)	(112,328)

CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on long-term debt	—	—	(812,487)	—
Payment of deferred financing costs	(1,293)	(239)	(119,558)	(257)
Proceeds from long-term debt	—	—	1,000,000	—
Amount due to shareholder	—	640	—	740
Advance from shareholder	—	2,487	—	5,034

Net cash (used in) provided by financing activities	(1,293)	2,888	67,955	5,517

NET INCREASE IN CASH AND CASH EQUIVALENTS	266,131	74,515	13,846	238,793
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,264,667	1,178,311	1,516,952	1,014,033

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,530,798	$1,252,826	$1,530,798	$1,252,826

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(3,148)	$(36,199)	$(22,921)	$(42,435)

NON-CASH INVESTING ACTIVITIES
Construction costs and property and equipment funded through accrued expenses and other current liabilities	$4,495	$929	$9,377	$12,420
Land use rights cost funded through accrued expenses and other current liabilities and land use right payable	$—	$—	$25,793	$2,442

MCE Finance Limited - Restricted Subsidiaries Group

Condensed Consolidated Balance Sheets (Unaudited)

(In thousands of U.S. dollars, except share and per share data)

	June 30, 2013	December 31, 2012
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,530,798	$1,516,952
Accounts receivable, net	295,074	320,929
Amounts due from affiliated companies	279,161	263,125
Amounts due from unconsolidated subsidiaries	2	2
Inventories	17,704	16,576
Prepaid expenses and other current assets	36,633	32,465

Total current assets	2,159,372	2,150,049

PROPERTY AND EQUIPMENT, NET	2,277,129	2,343,180
GAMING SUBCONCESSION, NET	513,649	542,268
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	63,519	65,437
INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES	866,749	281,573
DEFERRED FINANCING COSTS	100,208	42,957
LAND USE RIGHTS, NET	406,938	391,419

TOTAL ASSETS	$6,473,699	$5,903,018

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$9,690	$13,745
Accrued expenses and other current liabilities	732,253	692,551
Income tax payable	5	5
Current portion of long-term debt	256,717	128,359
Amount due to shareholder	19,502	18,858
Amounts due to affiliated companies	11,970	13,094

Total current liabilities	1,030,137	866,612

LONG-TERM DEBT	1,545,524	1,480,337
OTHER LONG-TERM LIABILITIES	6,130	5,800
DEFERRED TAX LIABILITIES	16,621	16,498
LAND USE RIGHT PAYABLE	14,608	—
ADVANCE FROM SHAREHOLDER	1,037,619	1,033,680

SHAREHOLDER’S EQUITY
Ordinary shares(1)	—	—
Additional paid-in capital	2,261,725	2,261,725
Accumulated other comprehensive income	2,635	2,635
Retained earnings	558,700	235,731

Total shareholder’s equity	2,823,060	2,500,091

TOTAL LIABILITIES AND EQUITY	$6,473,699	$5,903,018

(1)	The authorized share capital of MCE Finance Limited was 5,000,000 shares of US$0.01 par value per share, as of June 30, 2013 and December 31, 2012, 1,202 shares of US$0.01 par value per share were issued and fully paid.

MCE Finance Limited - Restricted Subsidiaries Group

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
OPERATING REVENUES
Casino	$1,263,336	$905,962	$2,373,779	$1,896,834
Rooms	31,686	28,264	62,879	58,054
Food and beverage	18,453	15,999	38,713	33,415
Entertainment, retail and others	26,261	23,142	57,528	53,850

Gross revenues	1,339,736	973,367	2,532,899	2,042,153
Less: promotional allowances	(40,710)	(32,344)	(79,822)	(64,213)

Net revenues	1,299,026	941,023	2,453,077	1,977,940

OPERATING COSTS AND EXPENSES
Casino	(882,506)	(658,384)	(1,672,601)	(1,361,314)
Rooms	(2,881)	(3,456)	(6,009)	(7,586)
Food and beverage	(6,008)	(6,597)	(14,025)	(14,749)
Entertainment, retail and others	(15,089)	(16,416)	(31,068)	(30,764)
General and administrative	(65,465)	(53,121)	(132,222)	(117,736)
Pre-opening costs	(370)	(1,620)	(370)	(2,147)
Amortization of gaming subconcession	(14,310)	(14,310)	(28,619)	(28,619)
Amortization of land use rights	(5,232)	(4,913)	(10,274)	(9,826)
Depreciation and amortization	(64,264)	(65,115)	(127,219)	(131,446)
Property charges and others	(3,473)	(447)	(3,697)	(3,616)

Total operating costs and expenses	(1,059,598)	(824,379)	(2,026,104)	(1,707,803)

OPERATING INCOME	239,428	116,644	426,973	270,137

NON-OPERATING EXPENSES
Interest expenses, net	(14,713)	(20,027)	(32,578)	(40,164)
Other finance costs	(4,687)	(2,566)	(8,513)	(5,116)
Change in fair value of interest rate swap agreements	—	—	—	363
Foreign exchange (loss) gain, net	(138)	(418)	(1,996)	1,660
Loss on extinguishment of debt	—	—	(50,256)	—
Costs associated with debt modification	—	—	(10,538)	—

Total non-operating expenses	(19,538)	(23,011)	(103,881)	(43,257)

INCOME BEFORE INCOME TAX	219,890	93,633	323,092	226,880
INCOME TAX (EXPENSE) CREDIT	(318)	196	(123)	306

NET INCOME	$219,572	$93,829	$322,969	$227,186

MCE Finance Limited - Restricted Subsidiaries Group

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by operating activities	$369,250	$100,385	$589,844	$345,603

CASH FLOWS FROM INVESTING ACTIVITIES
Advance to unconsolidated subsidiary	(83,676)	—	(585,176)	(50,000)
Payment for acquisition of property and equipment	(17,589)	(25,949)	(46,131)	(48,123)
Payment for land use right	—	—	(8,281)	(7,882)
Deposits for acquisition of property and equipment	(588)	(1,644)	(2,311)	(5,226)
Payment for entertainment production costs	(75)	(1,170)	(2,177)	(1,180)
Proceeds from sale of property and equipment	102	4	123	83

Net cash used in investing activities	(101,826)	(28,759)	(643,953)	(112,328)

CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on long-term debt	—	—	(812,487)	—
Payment of deferred financing costs	(1,293)	(239)	(119,558)	(257)
Proceeds from long-term debt	—	—	1,000,000	—
Amount due to shareholder	—	641	—	741
Advance from shareholder	—	2,487	—	5,034

Net cash (used in) provided by financing activities	(1,293)	2,889	67,955	5,518

NET INCREASE IN CASH AND CASH EQUIVALENTS	266,131	74,515	13,846	238,793
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,264,667	1,178,311	1,516,952	1,014,033

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,530,798	$1,252,826	$1,530,798	$1,252,826

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(3,148)	$(36,199)	$(22,921)	$(42,435)

NON-CASH INVESTING ACTIVITIES
Construction costs and property and equipment funded through accrued expenses and other current liabilities	$4,495	$929	$9,377	$12,420
Land use rights cost funded through accrued expenses and other current liabilities and land use right payable	$—	$—	$25,793	$2,442

MCE Finance Limited

Unaudited Reconciliation of Financial Condition and Results of Operations

of MCE Finance Limited - Restricted Subsidiaries Group to MCE Finance Limited

For the Six Months Ended June 30, 2013

(In thousands of U.S. dollars, except share and per share data)

	Consolidated	Unrestricted Subsidiaries
	Total for
	MCE Finance		Melco Crown
	Limited —	Melco Crown	(Macau			Consolidated
	Restricted	(Macau	Peninsula)			Total for
	Subsidiaries	Peninsula)	Developments			MCE Finance
	Group	Hotel Limited	Limited	Elimination		Limited
Condensed Consolidated Balance Sheets (Unaudited)
As of June 30, 2013

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,530,798	$	$	$		$1,530,798
Accounts receivable, net	295,074					295,074
Amounts due from affiliated companies	279,161	(1)	(1)			279,159
Amounts due from (to) group companies	—	(1)	(1)		2	—
Amounts due from unconsolidated subsidiaries	2				(2)	—
Inventories	17,704					17,704
Prepaid expenses and other current assets	36,633					36,633

Total current assets	2,159,372	(2)	(2)		—	2,159,368

PROPERTY AND EQUIPMENT, NET	2,277,129					2,277,129
GAMING SUBCONCESSION, NET	513,649					513,649
INTANGIBLE ASSETS, NET	4,220					4,220
GOODWILL	81,915					81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	63,519					63,519
INVESTMENT IN UNCONSOLDATED SUBSIDIARIES	866,749				(866,749)	—
DEFERRED FINANCING COSTS	100,208					100,208
LAND USE RIGHTS, NET	406,938					406,938

TOTAL ASSETS	$6,473,699	$(2)	$(2)		$(866,749)	$5,606,946

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$9,690	$	$	$		$9,690
Accrued expenses and other current liabilities	732,253	1	1			732,255
Income tax payable	5					5
Current portion of long-term debt	256,717					256,717
Amount due to shareholder	19,502	2	2			19,506
Amounts due to affiliated companies	11,970					11,970

Total current liabilities	1,030,137	3	3		—	1,030,143

LONG-TERM DEBT	1,545,524					1,545,524
OTHER LONG-TERM LIABILITIES	6,130					6,130
DEFERRED TAX LIABILITIES	16,621					16,621
LAND USE RIGHT PAYABLE	14,608					14,608
ADVANCE FROM (TO) GROUP COMPANIES	—		866,743		(866,743)	—
ADVANCE FROM (TO) SHAREHOLDER	1,037,619		(866,743)			170,876

SHAREHOLDER’S EQUITY
Ordinary shares(1)	—	3	3		(6)	—
Additional paid-in capital	2,261,725					2,261,725
Accumulated other comprehensive income	2,635					2,635
Retained earnings (accumulated losses)	558,700	(8)	(8)			558,684

Total shareholder’s equity	2,823,060	(5)	(5)		(6)	2,823,044

TOTAL LIABILITIES AND EQUITY	$6,473,699	$(2)	$(2)		$(866,749)	$5,606,946

(1)	The authorized share capital of MCE Finance Limited was 5,000,000 shares of US$0.01 par value per share, as of June 30, 2013, 1,202 shares of US$0.01 par value per share was issued and fully paid.

MCE Finance Limited

Unaudited Reconciliation of Financial Condition and Results of Operations

of MCE Finance Limited - Restricted Subsidiaries Group to MCE Finance Limited

For the Six Months Ended June 30, 2013

(In thousands of U.S. dollars)

	Consolidated	Unrestricted Subsidiaries
	Total for
	MCE Finance		Melco Crown
	Limited —	Melco Crown	(Macau			Consolidated
	Restricted	(Macau	Peninsula)			Total for
	Subsidiaries	Peninsula)	Developments			MCE Finance
	Group	Hotel Limited	Limited	Elimination		Limited
Condensed Consolidated Statements of Operations (Unaudited)
For the Six Months Ended June 30, 2013

OPERATING REVENUES
Casino	$2,373,779	$	$	$		$2,373,779
Rooms	62,879					62,879
Food and beverage	38,713					38,713
Entertainment, retail and others	57,528					57,528

Gross revenues	2,532,899	—	—		—	2,532,899
Less: promotional allowances	(79,822)					(79,822)

Net revenues	2,453,077	—	—		—	2,453,077

OPERATING COSTS AND EXPENSES
Casino	(1,672,601)					(1,672,601)
Rooms	(6,009)					(6,009)
Food and beverage	(14,025)					(14,025)
Entertainment, retail and others	(31,068)					(31,068)
General and administrative	(132,222)					(132,222)
Pre-opening costs	(370)					(370)
Amortization of gaming subconcession	(28,619)					(28,619)
Amortization of land use rights	(10,274)					(10,274)
Depreciation and amortization	(127,219)					(127,219)
Property charges and others	(3,697)					(3,697)

Total operating costs and expenses	(2,026,104)	—	—		—	(2,026,104)

OPERATING INCOME	426,973	—	—		—	426,973

NON-OPERATING EXPENSES
Interest expenses, net	(32,578)					(32,578)
Other finance costs	(8,513)					(8,513)
Foreign exchange loss, net	(1,996)					(1,996)
Loss on extinguishment of debt	(50,256)					(50,256)
Costs associated with debt modification	(10,538)					(10,538)

Total non-operating expenses	(103,881)	—	—		—	(103,881)

INCOME BEFORE INCOME TAX	323,092	—	—		—	323,092
INCOME TAX EXPENSE	(123)					(123)

NET INCOME	$322,969	$—	$—		$—	$322,969